

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

Sara Bonstein
Chief Financial Officer
INSMED Inc
700 US Highway 202/206
Bridgewater, NJ 08807

Re: INSMED Inc
Form 10-K filed February 25, 2020
File No. 000-30739

Dear Ms. Bonstein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences